EI Environmental Engineering Concepts Ltd.
7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 435-7000 Fax: (604) 434-8823

September 10, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Re: EI Environmental Engineering Concepts Ltd. - **File No. 82-1598**

Please find enclosed copy of our News Release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release was disemmination via Canada StockWatch and Market News.

Yours very truly,

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Debra Chapman
Secretary and Director

/dc

Encl.

dlw 9/23

"Creating the Right Environment"

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-435-7000 Facsimile: 604-434-8823

File No. 82-1598

NEWS RELEASE

September 10, 2002

TSX Trading Symbol: **EIE**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has reached an agreement in principal to raise a total of $25,000.00. The proposed placement would consist of the purchase of 500,000 common shares of the Company at a price of $0.05 per share.

The above is subject to regulatory acceptance of the Toronto Venture Exchange.

ON BEHALF OF THE BOARD

"DEBRA CHAPMAN"

Debra Chapman, Director and Secretary

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EI Environmental Engineering Concepts Ltd.
7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Tel: (604) 435-7000 Fax: (604) 434-8823

September 9, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Re: EI Environmental Engineering Concepts Ltd. - **File No. 82-1598**

Please find enclosed copy of our News Release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release was disemmination via Canada StockWatch and Market News.

Yours very truly,

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Debra Chapman
Secretary and Director

/dc

Encl.

"Creating the Right Environment"

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-435-7000 Facsimile: 604-434-8823

File No. 82-1598

NEWS RELEASE

September 9, 2002

TSX Trading Symbol: **EIE**
S.E.C. Exemption: 12(g)3-2(b)

EI Environmental Engineering Concepts Ltd. has been advised that it's major shareholder, Tanstaafl Communications Inc. has entered into an agreement to sell its total interest in the company, comprising of approximately 26.79% of the issued and outstanding shares, to Andrew Barakett of Montreal, Quebec. The sale is to be completed on or before November 15, 2002. Tanstaafl Communications Inc. is a private company controlled by Eric Watson.

It is the company's understanding that the board and management of the company may be changed as a result of this transaction.

The above is subject to regulatory acceptance of the Toronto Venture Exchange.

ON BEHALF OF THE BOARD

"DEBRA CHAPMAN"

Debra Chapman, Director and Secretary

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.